UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes                     ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following document of the Registrant is submitted herewith:

99.1	Press release dated July 9, 2010

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: July 9, 2010		Senior Vice President and Chief Financial Officer

3

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Press release dated July 9, 2010

4

Exhibit 99.1

Company Contact:
Michael Rabinovitch
SVP & Chief Financial Officer
(954) 590-9000

BIRKS & MAYORS REPORTS FULL YEAR FISCAL 2010 FINANCIAL RESULTS AND

FIRST QUARTER FISCAL 2011 SALES RESULTS

Montreal, Quebec. July 9, 2010- Birks & Mayors Inc. (the “Company” or “Birks & Mayors”) (NYSE AMEX:BMJ), which operates 64 luxury jewelry stores across Canada, Florida and Georgia, reported financial results for the fiscal year ended March 27, 2010 (“fiscal 2010”) as well as sales results for the thirteen weeks ended June 26, 2010 (“first quarter fiscal 2011”).

Fiscal 2010 Financial Results:

•	Net sales decreased 5.8% to $255.1 million from $270.9 million in the prior year period;

•	Comparable store sales were down 6%, as compared to the prior year period;

•	Selling, general and administrative expenses (“SG&A”) decreased 6.8% to $106.3 million from $114.0 million in the prior year period; and

•

A net loss of $19.5 million, or $1.71 per diluted share, was recognized for the year compared to a net loss of $61.0 million, or $5.38 per diluted share, in the prior year period. The net loss for the current year included a non-cash charge of $1.4 million associated with the impairment of certain fixed assets. The net loss for the prior year included a non-cash charge of $11.2 million related to goodwill impairment, $2.3 million associated with the impairment of certain fixed assets and $32.9 million income tax valuation allowance.

First Quarter Fiscal 2011 Sales Results:

•	Net sales increased 11.8% to $59.9 million from $53.6 million in the prior year’s comparable period; and

•	Comparable store sales increased 6% as compared to the prior year period.

Net sales for fiscal 2010 decreased 5.8%, or $15.8 million, to $255.1 million, as compared to $270.9 million for the fiscal year ended March 28, 2009 (“fiscal 2009”). The decrease in sales is primarily attributable to lower comparable store sales of 6%, partially offset by $5.3 million of higher sales related to translating the sales of the Company’s Canadian operations into U.S. dollars due to the stronger Canadian dollar. The comparable stores sales decrease of 6% reflects a 12% decline in sales in the U.S. and a 1% decline in sales in Canada. The decrease in comparable stores in both the U.S. and Canada reflect the difficult retail environment experienced throughout the year, especially in the Company’s Florida market which resulted in a decline in store traffic in both countries.

Gross profit for fiscal 2010 was $104.5 million, or 41.0% of net sales, as compared to $115.6 million, or 42.7% of net sales, in fiscal 2009. The 170 basis point decline in gross profit margin was primarily attributable to retail pricing pressures associated with generating sales in the extremely difficult economic environment in both the U.S. and Canada.

SG&A for fiscal 2010 was $106.3 million, or 41.7% of net sales, as compared to $114.0 million, or 42.1% of net sales, in fiscal 2009. The $7.7 million decrease, and 40 basis point improvement as a percentage of net sales, was primarily driven by a $1.5 million reduction in marketing expenses, $5.8 million of lower compensation expenses primarily related to savings associated with our strategic staff downsizing and pay reductions and lower sales commissions due to reduced sales and $2.1 million of lower general operating expenses resulting from our continued efforts to reduce general corporate overhead costs, partially offset by an increase of $1.7 million of higher expenses related to foreign currency translation.

Income tax benefit was $2,000 for fiscal 2010 compared to income tax expense of $32.9 million recorded for fiscal 2009. The fiscal 2010 tax benefit was a refund of taxes paid in a prior period, while the $32.9 million of income tax expense during fiscal 2009 was primarily due to the recognition of a non-cash valuation allowance against the full value of the Company’s net deferred tax assets. The establishment and maintenance of the valuation allowance was based on the Company’s review of its cumulative and forecasted results of operations that resulted in the Company having to reserve the full value of its deferred tax assets under current accounting rules.

Inventory totaled $143.8 million at March 27, 2010, as compared to $155.6 million at March 28, 2009, a decrease of $11.8 million, or 7.6% decrease. Excluding the impact of $11.9 million of foreign currency translation, the Company’s inventory is lower than fiscal 2009 by $23.6 million due primarily to lower retail inventory as a result of comparable store inventory decreasing by 13% as well as the closure of six stores during the fiscal year.

Bank indebtedness (which represents amounts borrowed on the Company’s senior secured revolving credit facility) totaled $64.5 million for fiscal 2010, as compared to $85.8 for fiscal 2009, a decrease of $21.3 million. Excluding the impact of $3.4 million of foreign currency translation, bank indebtedness is lower than the prior year by $24.7 million. The decrease in bank indebtedness is a result of the Company utilizing cash flow from operations to de-leverage the Company by lowering the level of funding under the Company’s senior secured revolving credit facility. The Company’s excess borrowing capacity was $17.9 million as of March 27, 2010 compared to $9.2 million at the end of the prior fiscal year.

Sales for the first quarter of fiscal 2011 increased 11.8% or $6.3 million, as compared to $53.6 million during the first quarter of last fiscal year. The increase in sales reflects higher comparable store sales of 6% and $4.0 million of higher sales related to translating the sales of the Company’s Canadian operations into U.S. dollars due to the stronger Canadian dollar. The increase in comparable store sales of 6% was comprised of a 2% increase in sales of the U.S. stores and a 9% increase in sales from the stores in Canada. The increase in comparable store sales in Canada reflects the continued strength in the Canadian business. Both the Canadian and U.S. comparable store sales growth also reflect a very successful Mother’s day and summer sale.

Tom Andruskevich, President and Chief Executive Officer of Birks & Mayors, commented: “Looking back on our fiscal year that just ended in March, we achieved our primary goal of de-leveraging the Company by significantly reducing expenses and inventory, which optimized cash flow and provided significantly more cash from working capital than was required to absorb our loss from operations. As we enter the new fiscal year, we continue to be encouraged by the performance of our Canadian business and the more recent improvement in our U.S. stores. We look forward to building on the sales momentum we’ve realized in the last six months and will continue to manage the level and productivity of our inventory, control expenses and limit capital expenditures while continuing to focus on providing superior customer service and maintaining strong client relationships.”

Conference Call Information

A conference call to discuss fiscal 2010 results is scheduled for Tuesday, July 13, 2010 at 10:00 a.m. Eastern Time. Investors and analysts in the U.S. and Canada interested in participating in the call are invited to dial 1-800-289-0569 approximately ten minutes prior to the start of the call. All other international callers please dial 1-913-312-0938 prior to the presentation. The conference call will also be web-cast live at www.birksandmayors.com. A replay of this call will be available until Midnight Eastern Time on July 20, 2010 and can be accessed by dialing 1-877-870-5176 and entering conference PIN number 1464632.

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. As of June 30, 2010, the Company operated 33 stores (Birks Brand) across most major metropolitan markets in Canada, two retail locations in Calgary and Vancouver under the Brinkhaus brand and 29 stores (Mayors Brand) across Florida and Georgia. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies and the industry in which the Company operates, including the ability of the Company to build on sales momentum, manage the level and productivity of its inventory, control expenses and limit capital expenditures while focusing on providing superior customer service and maintaining strong client relationships. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet its earnings estimates. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the recent global economic and financial crisis, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s excess borrowing capacity, costs and expenses; (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 6, 2009 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS – UNAUDITED

(In thousands, except per share amounts)

	Fiscal Year Ended March 27, 2010	Fiscal Year Ended March 28, 2009

Net sales	$255,057	$270,896
Cost of sales	150,606	155,297

Gross profit	104,451	115,599

Selling, general and administrative expenses	106,252	113,990
Impairment of goodwill and long-lived assets	1,353	13,555
Depreciation and amortization	5,192	6,212

Total operating expenses	112,797	133,757

Operating loss	(8,346)	(18,158)
Interest and other financial costs	11,127	9,967

Loss before income taxes	(19,473)	(28,125)
Income tax (benefit) expense	(2)	32,854

Net loss	$(19,471)	$(60,979)

Weighted average shares outstanding:
Basic	11,390	11,339
Diluted	11,390	11,339

Net loss per share:
Basic	$(1.71)	$(5.38)
Diluted	$(1.71)	$(5.38)

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET – UNAUDITED

(In thousands)

	March 27, 2010	March 28, 2009
Assets
Current assets:
Cash and cash equivalents	$3,403	$2,028
Accounts receivable	9,497	11,144
Inventories	143,817	155,597
Assets held for sale	924	—
Prepaids and other current assets	2,297	2,246

Total current assets	159,938	171,015

Property and equipment	28,014	30,602
Intangible assets	1,072	1,070
Other assets	2,710	3,444

Total non-current assets	31,796	35,116

Total assets	$191,734	$206,131

Liabilities and Stockholders’ Equity

Current liabilities:
Bank indebtedness	$64,520	$85,777
Accounts payable	43,530	27,942
Accrued liabilities	7,806	6,453
Current portion of long-term debt	4,852	3,887

Total current liabilities	120,708	124,059

Long-term debt	48,872	43,745
Other long-term liabilities	3,767	3,359

Total long-term liabilities	52,639	47,104

Stockholders’ equity:
Common stock	60,895	60,895
Additional paid-in capital	15,728	15,702
Accumulated deficit	(63,840)	(44,369)
Accumulated other comprehensive income	5,604	2,740

Total stockholders’ equity	18,387	34,968

Total liabilities and stockholders’ equity	$191,734	$206,131